SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                                (Amendment No. )*

                                    AVP, Inc.
         --------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.001 per share
         --------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                            COMMON STOCK: 00241A 20 5
         --------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  Michael Bott
                                  7 Reid Street
                                 Hamilton HM 11
                                     Bermuda
         --------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 9, 2006
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

----------
(1)

      The Reporting Persons are AmTrust International Insurance Ltd. ("AII"), AmTrust Financial Services, Inc. ("AmTrust"), AmTrust Financial Group, Inc. ("AFG,"), G/MK Acquisition Corp. ("G/MK"), Gulf USA Corporation ("Gulf"), New Gulf Holdings, Inc. ("NGH"), Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel, Leah Karfunkel, George Karfunkel, and Barry Zyskind.

CUSIP No. 00241A  20  5            13D                            Page 2 of 32

        On June 9, 2006, AII, a wholly owned subsidiary of AmTrust, purchased from AVP, Inc. (the "Company") 3,529,410 shares of common stock ("AVP common stock") of the Company and 705,882 warrants ("warrants") that are currently exercisable into 705,882 shares of AVP common stock. The AVP common stock and the shares issuable on exercise of the warrants are referred to herein as the "Shares." Prior to the acquisition there were issued and outstanding 16,009,099 shares of AVP common stock, so that, assuming exercise of the warrants, the Shares constitute approximately 20.9% of the shares of AVP common stock outstanding after the acquisition.

         AII has the sole power to vote and dispose of the Shares, has a pecuniary interest in the Shares, and beneficially owns the Shares. In addition, the Reporting Persons other than AII may also be deemed to beneficially own the Shares by reason of the matters set forth in following paragraphs. However, the Reporting Persons other than AII disclaim beneficial ownership of Shares in which they do not have a pecuniary interest.

         G/MK and NGH respectively own 40.2% and 17.2% of the common stock and the voting power of AmTrust. AII is a wholly owned subsidiary of AmTrust.

         Michael Karfunkel and Leah Karfunkel, who is his wife, are the trustees of the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the "Trust").

         The Trust, George Karfunkel and Barry Zyskind respectively own 37.5%, 37.5% and 25.0% of the outstanding capital stock and voting power of AFG. G/MK is a wholly owned subsidiary of AFG. In addition, Michael Karfunkel and George Karfunkel each owns 50.0% of the capital stock and voting power of Gulf. NGH is a wholly owned subsidiary of Gulf.

         Michael Karfunkel, George Karfunkel and Barry Zyskind are the directors of AFG and G/MK and three of the seven directors of AmTrust. Barry Zyskind is the chief executive officer of AmTrust. Michael and George Karfunkel are the directors of Gulf and NGH. Michael Karfunkel and George Karfunkel are brothers and Barry Zyskind is the son in law of Michael Karfunkel.

         Accordingly, AII has the sole direct power to vote and dispose of the Shares. Subject to the authority of the directors of AmTrust other than Michael Karfunkel, George Karfunkel and Barry Zyskind, the Reporting Persons other than AII have the power, alone or with other Reporting Persons, to direct the vote and disposition of the Shares. Subject to the authority of the directors of AmTrust other than Michael Karfunkel, George Karfunkel and Barry Zyskind, the ultimate power to direct the vote and the disposition of the Shares is shared by Michael Karfunkel, Leah Karfunkel, George Karfunkel and Barry Zyskind.

         The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, owns approximately 1.1% of the common stock and voting power of AmTrust. Michael Karfunkel disclaims beneficial ownership of these shares. The Hod Foundation is not a Reporting Person.

         The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns approximately 0.67% of the common stock and voting power of AmTrust. George Karfunkel disclaims beneficial ownership of these shares. The Chesed Foundation is not a Reporting Person.

         The Reporting Persons are party to a Joint Filing Agreement filed as an exhibit hereto. The Reporting Persons expressly disclaim the existence of a group.

CUSIP No. 00241A  20  5            13D                            Page 3 of 32
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          AmTrust International Insurance Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)
          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                 4,235,292 shares of common stock(2)
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               N/A
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               4,235,292 shares of common stock (2)
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               N/A
----------
(2)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 4 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (2)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (2)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  CO

CUSIP No. 00241A  20  5            13D                            Page 5 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          AmTrust Financial Services, Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A(3)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (3)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (3)

(3)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 6 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (3)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (3)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 CO

CUSIP No. 00241A  20  5            13D                            Page 7 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          AmTrust Financial Group, Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A (4)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)
          |-|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                 N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (4)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               N/A
                             ---------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (4)

(4)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 8 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (4)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (4)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  CO

CUSIP No. 00241A  20  5            13D                            Page 9 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          G/MK Acquisition Corp.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A(5)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)
          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (5)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                      N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (5)

(5)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 10 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  CO

CUSIP No. 00241A  20  5            13D                            Page 11 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gulf USA Corporation
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A(6)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)
          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (6)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                     N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (6)

(6)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 12 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (6)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9%  (6)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  CO
-------- ----------------------------------------------------------------------

CUSIP No. 00241A  20  5            13D                            Page 13 of 32

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          New Gulf Holdings, Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                 N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (7)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                N/A(7)
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (7)

(7)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 14 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (7)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (7)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  CO
-------- ----------------------------------------------------------------------

CUSIP No. 00241A  20  5            13D                            Page 15 of 32
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael Karfunkel 2005 Grantor Retained Annuity Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          N/A (8)
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (8)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                     N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (8)

(8)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 16 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (8)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (8)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  OO

CUSIP No. 00241A  20  5            13D                            Page 17 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael Karfunkel
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
  3    SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A (9)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

            |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (9)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                     N/A
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (9)

(9)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 18 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (9)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9%  (9)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  IN

CUSIP No. 00241A  20  5            13D                            Page 19 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Leah Karfunkel
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A(10)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (10)
       PERSON WITH       -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                     N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (10)

(10)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 20 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (10)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (10)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  IN

CUSIP No. 00241A  20  5            13D                            Page 21 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          George Karfunkel
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A(11)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

            |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (11)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                  N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               4,235,292 shares of common stock (11)

(11)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 22 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (11)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9%  (11)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  IN

CUSIP No. 00241A  20  5            13D                            Page 23 of 32
-------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Barry Zyskind
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A(12)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

            |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                       N/A
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               4,235,292 shares of common stock (12)
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                N/A
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                4,235,292 shares of common stock (12)

(12)
      Reference is made to the footnote that begins on the cover page of this Report. The shares of common stock consist of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable.

CUSIP No. 00241A  20  5            13D                            Page 24 of 32
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,235,292 shares of common stock (12)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 20.9% (12)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                  IN

CUSIP No. 00241A  20  5            13D                            Page 25 of 32
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share, of AVP, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6100 Center Drive, Suite 900, Los Angeles, CA 90045.

Item 2.  Identity and Backgroud.

(a) The Reporting Persons filing this Schedule 13D are AmTrust International Insurance Ltd. ("AII"), AmTrust Financial Services, Inc. ("AmTrust"), AmTrust Financial Group, Inc. ("AFG,"), G/MK Acquisition Corp. ("G/MK"), Gulf USA Corporation ("Gulf"), New Gulf Holdings, Inc. ("NGH"), Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel, Leah Karfunkel, George Karfunkel and Barry Zyskind.

(b) Address of Principal Business Office, or, if none, Residence: The address of the principal business of AII is Suite 102 Washington Mall, 7 Reid Street, Hamilton HM 11, Bermuda. The business office of each of the other Reporting Persons is 59 Maiden Lane, 6th Floor, New York, New York 10038.

(c) AII is a Bermuda corporation. AmTrust, G/MK, AFG, Gulf and NGH are Delaware corporations. Michael Karfunkel, Leah Karfunkel, George Karfunkel and Barry Zyskind are United States citizens. The Trust was established in New York.

(d)

     1. AII:

      (a) Present Business: Reinsures the underwriting activities of Technology Insurance Company, Inc. ("TIC"), Rochdale Insurance Company ("RIC"), Wesco Insurance Company ("WIC") and Amtrust International Underwriters Limited ("AIU").

            (i)   RIC is a wholly owned subsidiary of TIC.

            (ii)  TIC is a wholly owned subsidiary of AmTrust.

            (iii) WIC is a wholly owned subsidiary of AmTrust.

            (iv)  AIU is a wholly owned subsidiary of AII

            (v) TIC underwrites workers' compensation insurance, specialty risk insurance and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States.

            (vi) RIC underwrites workers' compensation insurance, specialty risk and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States.

            (vii) AIU underwrites specialty risk and extended warranty coverage plans in the European Union.

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     2. AmTrust:

      (a) Present Business: AmTrust, through its wholly owned subsidiaries, is a multinational specialty property and casualty insurer.

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     3.  AFG

      (a)   Present Business: Holding Company

      (b)   Criminal Proceedings : None

CUSIP No. 00241A  20  5            13D                            Page 26 of 32
--------------------------------------------------------------------------------

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     4. G/MK:

      (a)   Present Business: Holding Company

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     5. Gulf:

      (a)   Present Business: Real estate company

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     6. NGH:

      (a)   Present Business: Real estate company

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     7.  Michael Karfunkel 2005 Grantor Retained Annuity Trust

      (a)   Criminal Proceedings : None

      (b)   Applicable Civil, Judicial or Administrative Proceedings: None

     8.  Michael Karfunkel

      (a) Present Business Occupation: Michael Karfunkel is Chairman of the Board and President of American Stock Transfer & Trust Company. Mr. Karfunkel serves chairman of the board of AmTrust. He also serves on the boards of directors of AFG. G/MK, AII, TIC, RIC and WIC, a wholly owned subsidiary of AmTrust.

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     9. Leah Karfunkel.

      (a)   Present Business: Private investor

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     10. George Karfunkel

      (a) Present Business Occupation: George Karfunkel is the Senior Vice President and a Director of American Stock Transfer & Trust Company. Mr. Karfunkel serves as vice chairman of The Upstate Bank. He is president and a director of G/MK, and serves on the boards of directors of AmTrust, AII, TIC, RIC and WIC.

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

     11. Barry Zyskind

      (a) Present Business Occupation: Barry Zyskind is the Chief Executive Officer, President and Director of AmTrust. He also serves on the boards of directors of AFG, G/MK, AII, TIC, RIC and WIC.

      (b)   Criminal Proceedings : None

      (c)   Applicable Civil, Judicial or Administrative Proceedings: None

CUSIP No. 00241A  20  5            13D                            Page 27 of 32
--------------------------------------------------------------------------------

ITEM 3. Source and Amount of Funds or Other Consideration.

AII, the sole purchaser of the Shares, used its working capital to purchase the Shares. Reference is made to the footnote that begins on the cover page of this Report.

ITEM 4. Purpose of Transaction.

AII acquired the interests in the Company described in this Schedule 13D for investment purposes.

 (a)-(i): Not Applicable

(j): The Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5. Interest in Securities of the Issuer.

     1. AII:

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (ii)  Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iv)  Shared power to dispose or to direct the disposition of: N/A

     2. AmTrust:

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     3.  AFG

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

CUSIP No. 00241A  20  5            13D                            Page 28 of 32
--------------------------------------------------------------------------------

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     4. G/MK:

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     5. Gulf:

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     6. NGH:

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

CUSIP No. 00241A  20  5            13D                            Page 29 of 32
--------------------------------------------------------------------------------

     7.  Michael Karfunkel 2005 Grantor Retained Annuity Trust

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     8.  Michael Karfunkel

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     9. Leah Karfunkel.

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     10. George Karfunkel

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

CUSIP No. 00241A  20  5            13D                            Page 30 of 32
--------------------------------------------------------------------------------

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

     11. Barry Zyskind

      (a) Amount beneficially owned: 4,235,292 (consists of 3,529,410 shares of issued and outstanding common stock and 705,882 shares of common stock that are issuable on exercise of warrants that are currently exercisable).

      (b)   Percent of class: 20.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: N/A

            (ii) Shared power to vote or to direct the vote: 4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

            (iii) Sole power to dispose or to direct the disposition of: N/A

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,235,292. Reference is made to the footnote that begins on the cover page of this Report.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

1. On June 9, 2006, AII purchased from AVP, Inc. (the "Company") 3,529,410 shares of common stock ("AVP common stock") of the Company and 705,882 warrants ("Warrants") that are currently exercisable into 705,882 shares of AVP common stock pursuant to a Stock Purchase Agreement between AII and the Company. A copy of each of the Stock Purchase Agreement and Warrant is attached as an exhibit hereto.

2. On June 29, 2006, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

------------------------- -----------------------------------------------------

10.1                      Form of Stock Purchase Agreement dated June 9,
                          2006, filed herewith.
------------------------- -----------------------------------------------------

10.2                      Form of Warrant, filed herewith.
------------------------- -----------------------------------------------------

10.3                      Joint Filing Agreement by and among the Reporting
                          Persons, filed herewith
------------------------- -----------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 00241A  20  5            13D                            Page 31 of 32
--------------------------------------------------------------------------------

 Dated as of: June 29, 2006

                               AmTrust International Insurance Ltd.
                                    By:  /s/ Michael Bott
                                    Name : Michael Bott
                                    Title: Senior Vice President

                               AmTrust Financial Services, Inc.
                                    By:  /s/ Barry Zyskind
                                    Name : Barry Zyskind
                                    Title: President and CEO

                               AmTrust Financial Group, Inc.
                                    By:  /s/ Barry Zyskind
                                    Name : Barry Zyskind
                                    Title: President and CEO

                               G/MK Acquisition Corp.
                                    By:  /s/ George Karfunkel
                                    Name : George Karfunkel
                                    Title: President

                               Gulf USA Corporation
                                    By:  /s/ Michael Karfunkel
                                    Name : Michael Karfunkel
                                    Title: President

                               New Gulf Holding, Inc.
                                    By:  /s/ Michael Karfunkel
                                    Name : Michael Karfunkel
                                    Title: President

                                /s/ Barry Zyskind
                               Barry Zyskind

                               Michael Karfunkel 2005 Grantor Retained Annuity Trust
                                    By:  /s/ Michael Karfunkel
                                         /s/ Leah  Karfunkel
                                    Names :  Michael Karfunkel
                                             Leah  Karfunkel
                                    Title: Trustees

                                /s/ Michael Karfunkel
                                Michael Karfunkel

CUSIP No. 00241A  20  5            13D                            Page 32 of 32
--------------------------------------------------------------------------------

                                /s/ Leah Karfunkel
                                Leah Karfunkel

                                /s/ George Karfunkel
                                George Karfunkel